FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

PE 8-1-02

For the month of August, 2002

AINSWORTH LUMBER CO. LTD.

(Registrant's name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press release dated August 15, 2002
2.	Interim Report to Shareholders for the Three Months ended June 30, 2002
3.	Segmented Financial Information for the Three and six month periods ended June 30, 2002

Document 1

NEWS RELEASE

For Immediate Release
August 15, 2002
Second Quarter Results
AINSWORTH LUMBER CO. LTD. (TSE: ANS)

AINSWORTH ANNOUNCES POSITIVE SECOND QUARTER RESULTS

VANCOUVER, BRITISH COLUMBIA - Ainsworth Lumber Co. Ltd. (TSE: ANS) today reported net income of $14.5 million or $0.99 per share for the second quarter of 2002. This compared to a net loss of $2.0 million or $0.14 per share for the first quarter of 2002 and net income of $8.6 million or $0.59 per share in the second quarter of 2001. The substantial improvement in net income resulted from a significant reduction in the company's finance expense due to a $21.7 million ($17.8 million net of tax) unrealized foreign exchange gain associated with the company's U.S. dollar denominated debt. In December 2001, the company adopted the recommendations of the Canadian Institute of Chartered Accountants concerning unrealized foreign exchange gains or losses on foreign denominated debt. These gains or losses which result from fluctuations in the U.S. dollar/Canadian dollar exchange rate are now reported in earnings when they occur. This can result in significant variations in the company's earnings from period to period.

"Our oriented strand board (OSB) shipment volumes reached record levels in the second quarter due to continued improvements in productivity at our 100 Mile House, B.C. and Grande Prairie, Alberta OSB plants and the ramp-up of our newest OSB plant in High Level, Alberta. Despite reasonably strong housing markets in North America, OSB prices experienced downward pressure from a high in March of $US196/Msf (North Central, 7/16" basis) to a low in June of $US151/Msf as a result of increased production at existing OSB mills. Although OSB prices during the second quarter were weaker than expected, record shipment volumes allowed the company to continue to experience revenue growth", said Brian Ainsworth, Chairman and Chief Executive Officer.

Net income for the six months ended June 30, 2002 was $12.4 million compared to a net loss of $4.4 million for the six months ended June 30, 2001. The increase in net income largely related to the substantial decrease in finance expense from $31.0 million to $9.3 million as a result of the unrealized foreign exchange gain which impacted net income by $21.3 million ($17.5 million net of tax).

EBITDA for the second quarter was $18.6 million compared to $21.9 million in the first quarter of 2002 and $22.2 million in the second quarter of 2001. While the company continued to achieve overall improvements in production volumes and lower production costs, a 10.3% decline in OSB prices explained the lower EBITDA compared to 2001. EBITDA declined compared to the first quarter of 2002 largely as a result of the stronger Canadian dollar and the continued weakness in the specialty plywood market. EBITDA for the six months ended June 30, 2002 was $40.5 million compared to $36.1 million for the six months ended June 30, 2001 despite a 3.7% decrease in OSB prices. The increase in EBITDA year over year is explained by a 9.8% reduction in production costs at the company's OSB facilities and the addition of the High Level OSB operation which was not included in the first quarter of 2001.

Sales in the second quarter were $96.7 million, an increase of $7.8 million (8.8%) over the preceding quarter and an increase of $1.2 million (1.3%) over the corresponding period in 2001. The increase in sales was a result of increased production volume at all of the company's OSB facilities and increased shipment volumes of specialty plywood and lumber. OSB sales represented approximately 75% of total sales for both the second quarter of 2002 and 2001 and the first quarter of 2002. While OSB production volumes continued to increase, prices were generally consistent on average with those in the first quarter. OSB prices were significantly lower than those experienced during the second quarter of 2001, however a 9.9% increase in sales volume substantially offset the 10.3% decline in prices. Sales for the six months ended June 30, 2002 were $185.7 million, representing an increase of $20.4 million (12.3%) over the six months ended June 30, 2001. The majority of the increase related to additional shipment volumes generated by the High Level OSB facility.

On May 22, 2002, the U.S. Department of Commerce issued its final determination in the countervailing and antidumping investigations. Duties accrued by the company to May 22, 2002 totaling approximately $1.0 million ($0.7 million net of tax) were reversed during the quarter as the decision was not retroactive. Effective May 23, 2002, the company began to pay duties totaling 27.22% on all lumber shipments to the United States. While these duties will have a negative impact on our lumber business, they affect only approximately 5% of our business.

Ainsworth ended the quarter with a cash balance of $86.8 million compared to $60.2 million at the end of the first quarter of 2002 and $87.0 million at December 31, 2001. The increase in the company's cash balance this quarter resulted primarily from a reduction of log inventories built-up during the first quarter of 2002. Cash provided by operations, after changes in non-cash working capital, was $27.1 million for the second quarter of 2002 compared to $3.4 million in the second quarter of 2001 and $26.8 million used in operations in the preceding quarter of 2002. Non-cash working capital decreased by $22.5 million this quarter from the end of the first quarter. Capital expenditures totaled $0.7 million during the second quarter of 2002 compared to $1.0 million in the preceding quarter and $9.3 million in the corresponding period in 2001. Capital expenditures for the six months ended June 30, 2002 were $1.6 million compared to $20.1 million for the six months ended June 30, 2001. The reduction in capital expenditures compared to 2001 reflects the completion of the company's High Level OSB facility.

Brian Ainsworth concluded by saying, "We remain optimistic that historically low interest rates combined with favourable demographics should continue to attract considerable investment in homeownership and homebuilding. As a result, the North American housing market's continuing strength should enable average OSB prices in the second half of the year to remain above 2001 levels. Given the current market conditions, our initiatives to improve earnings performance will remain focused on further cost reductions and increasing the volume of value-added wood products delivered to our customers."

Ainsworth will hold a conference call at 8:00 a.m. PST (11:00 a.m. EST) on Friday, August 16, 2002 to discuss the company's 2002 second quarter results. To access the conference call, listeners should dial 1-888-243-1119 (reservation number 20792083). For those unable to participate in the live call, a recording of the call will be available until August 23, 2002 and can be accessed at 1-800-558-5253 (reservation number 20792083).

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for almost 50 years. The company's facilities have a total annual capacity of 1.5 billion square feet – 3/8" of oriented strand board (OSB), 155 million square feet – 3/8" of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company's operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company's operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and a finger-joined lumber plant at Abbotsford.

For further information please contact:

Ainsworth Lumber Co. Ltd.

Catherine Ainsworth
Chief Operating Officer
(604) 661-3200

Or

Michael Ainsworth
Vice President, Marketing and Business Development
(604) 661-3200

Or

Jim Logan
Chief Financial Officer
(604) 661-3200

Document 2

Ainsworth

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED JUNE 30, 2002

LETTER TO SHAREHOLDERS

Ainsworth Lumber Co. Ltd. generated net income of $14.5 million or $0.99 per share for the second quarter of 2002. This compared to a net loss of $2.0 million or $0.14 per share for the first quarter of 2002 and net income of $8.6 million or $0.59 per share in the second quarter of 2001. The substantial improvement in net income resulted from a significant reduction in the company's finance expense due to a $21.7 million ($17.8 million net of tax) unrealized foreign exchange gain associated with the company's U.S. dollar denominated debt. In December 2001, the company adopted the recommendations of the Canadian Institute of Chartered Accountants concerning unrealized foreign exchange gains or losses on foreign denominated debt. These gains or losses which result from fluctuations in the U.S. dollar/Canadian dollar exchange rate are now reported in earnings when they occur. This can result in significant variations in the company's earnings from period to period.

Our oriented strand board (OSB) shipment volumes reached record levels in the second quarter due to continued improvements in productivity at our 100 Mile House, B.C. and Grande Prairie, Alberta OSB plants and the ramp-up of our newest OSB plant in High Level, Alberta. Despite reasonably strong housing markets in North America, OSB prices experienced downward pressure from a high in March of $US196/Msf (North Central, 7/16" basis) to a low in June of $US151/Msf as a result of increased production at existing OSB mills. Although OSB prices during the second quarter were weaker than expected, record shipment volumes allowed the company to continue to experience revenue growth.

Net income for the six months ended June 30, 2002 was $12.4 million compared to a net loss of $4.4 million for the six months ended June 30, 2001. The increase in net income largely related to the substantial decrease in finance expense from $31.0 million to $9.3 million as a result of the unrealized foreign exchange gain which impacted net income by $21.3 million ($17.5 million net of tax).

EBITDA for the second quarter was $18.6 million compared to $21.9 million in the first quarter of 2002 and $22.2 million in the second quarter of 2001. While the company continued to achieve overall improvements in production volumes and lower production costs, a 10.3% decline in OSB prices explained the lower EBITDA compared to 2001. EBITDA declined compared to the first quarter of 2002 largely as a result of the stronger Canadian dollar and the continued weakness in the specialty plywood market. EBITDA for the six months ended June 30, 2002 was $40.5 million compared to $36.1 million for the six months ended June 30, 2001 despite a 3.7% decrease in OSB prices. The increase in EBITDA year over year is explained by a 9.8% reduction in production costs at the company's OSB facilities and the addition of the High Level OSB operation which was not included in the first quarter of 2001.

Sales Growth

Sales in the second quarter were $96.7 million, an increase of $7.8 million (8.8%) over the preceding quarter and an increase of $1.2 million (1.3%) over the corresponding period in 2001. The increase in sales was a result of increased production volume at all of the company's OSB facilities and increased shipment volumes of specialty plywood and lumber. OSB sales represented approximately 75% of total sales for both the second quarter of 2002 and 2001 and the first quarter of 2002. While OSB production volumes continued to increase, prices were generally consistent on average with those in the first quarter. OSB prices were significantly lower than those experienced during the second quarter of 2001, however a 9.9% increase in sales volume substantially offset the 10.3% decline in prices. Sales for the six months ended June 30, 2002 were $185.7 million, representing an increase of $20.4 million (12.3%) over the six months ended June 30, 2001. The majority of the increase related to additional shipment volumes generated by the High Level OSB facility.

Lumber

On May 22, 2002, the U.S. Department of Commerce issued its final determination in the countervailing and antidumping investigations. Duties accrued by the company to May 22, 2002 totaling approximately $1.0 million ($0.7 million net of tax) were reversed during the quarter as the decision was not retroactive. Effective May 23, 2002, the company began to pay duties totaling 27.22% on all lumber shipments to the United States. While these duties will have a negative impact on our lumber business, they affect only approximately 5% of our business.

Financial Position

Ainsworth ended the quarter with a cash balance of $86.8 million compared to $60.2 million at the end of the first quarter of 2002 and $87.0 million at December 31, 2001. The increase in the company's cash balance this quarter resulted primarily from a reduction of log inventories built-up during the first quarter of 2002. Cash provided by operations, after changes in non-cash working capital, was $27.1 million for the second quarter of 2002 compared to $3.4 million in the second quarter of 2001 and $26.8 million used in operations in the preceding quarter of 2002. Non-cash working capital decreased by $22.5 million this quarter from the end of the first quarter. Capital expenditures totaled $0.7 million during the second quarter of 2002 compared to $1.0 million in the preceding quarter and $9.3 million in the corresponding period in 2001. Capital expenditures for the six months ended June 30, 2002 were $1.6 million compared to $20.1 million for the six months ended June 30, 2001. The reduction in capital expenditures compared to 2001 reflects the completion of the company's High Level OSB facility.

Outlook

We remain optimistic that historically low interest rates combined with favourable demographics should continue to attract considerable investment in homeownership and homebuilding. As a result, the North American housing market's continuing strength should enable average OSB prices in the second half of the year to remain above 2001 levels. Given the current market conditions, our initiatives to improve earnings performance will remain focused on further cost reductions and increasing the volume of value-added wood products delivered to our customers.

President	Chairman & CEO	COO & Corporate Secretary

August 15, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended June 30, 2002

Overview

Despite the fact that OSB prices declined 10.3% compared to the second quarter of 2001, the company experienced an increase in net sales this quarter. Net sales in the second quarter were $96.7 million compared to $95.5 million during the second quarter of 2001, representing an increase of 1.3% due to higher production levels at the High Level OSB facility and increased production of plywood, veneer, and lumber.

The company generated net income of $14.5 million during the quarter, compared to $8.6 million for the corresponding period in 2001. A significant factor contributing to the improvement in the company's net income was the substantial unrealized foreign exchange gain recognized during the quarter. A reduction in the company's finance expense was experienced in the second quarter of 2002 as a result of the recognition of a $21.7 million ($17.8 million net of tax) unrealized foreign exchange gain associated with the company's U.S. dollar denominated debt. Net income for the six months ended June 30, 2002 was $12.4 million compared to a net loss of $4.4 million for the six months ended June 30, 2001. The increase in net income largely related to the substantial decrease in finance expense from $31.0 million to $9.3 million as a result of the unrealized foreign exchange gain which impacted net income by $21.3 million ($17.5 million net of tax).

Operating earnings before amortization, plus interest and other income (EBITDA) was $18.6 million for the second quarter of 2002 compared to $22.2 million in the second quarter of 2001, representing a decrease of $3.6 million or 16.2%. EBITDA for the six months ended June 30, 2002 was $40.5 million compared to $36.1 million for the six months ended June 30, 2001 despite a 3.7% decrease in OSB prices. The increase in EBITDA year over year is explained by a 9.8% reduction in production costs at the company's OSB facilities and the addition of the High Level OSB operation which was not included in the first quarter of 2001.

Results of Operations

Sales

OSB. Sales of OSB for the second quarter of 2002 were $69.8 million compared to $70.9 million for the second quarter of 2001, representing a decrease of $1.1 million or 1.6%. This decline can be attributed to a 10.3% decline in OSB prices in 2002 compared to the second quarter of 2001. The decline in sales prices was largely offset by an overall increase in sales volume of 9.9% which can be attributed to the ramp-up of the company's new High Level OSB facility.

Specialty Overlaid Plywood. Sales during the second quarter of 2002 were $20.5 million compared to $19.0 million during the second quarter of 2001, representing an increase of $1.5 million or 7.9%. The majority of the increase related to the sale of veneer to third parties. Improvements in market conditions allowed for increased shipment volumes and prices for veneer. Plywood revenue is generally consistent with the second quarter of 2001. While the average prices have declined due to increased commodity sheathing production this has been offset by an increase in overall sales volume.

Lumber. Sales of lumber during the second quarter increased 20% compared to the second quarter of 2001. Sales of $6.0 million were generated compared to $5.0 million in 2001. This increase can be attributed to several factors. The company experienced an 8.2% increase in sales volume over the corresponding period in the prior year. Offsetting the increase in sales volume was a 6.8% decline in prices. In addition, the company reversed approximately $1.0 million ($0.7 million net of tax) in accrued countervailing and anti-dumping duties during the quarter.

On May 22, 2002 the U.S. Department of Commerce issued its final determination in the countervailing and antidumping investigations. The duties accrued to May 22, 2002 were reversed during the quarter as the decision was not retroactive. Effective May 23, 2002, the company began paying duties totaling 27.22% on all lumber shipments to the United States. While these duties will have a negative impact on our lumber business, they affect only approximately 5% of our business.

Cost of Products Sold

Cost of products sold for the second quarter of 2002 was $70.3 million compared to $66.8 million for the second quarter of 2001, representing an increase of $3.5 million or 5.2%. This reflects the additional production volume at all of the company's OSB facilities, including the substantial increase in production at the High Level facility, and increases in production of veneer and lumber. The increase in cost of products sold as a result of increased sales volumes has been offset by significant cost reductions at the company's OSB facilities.

OSB. Despite a 21.9% increase in production volume, OSB cost of products sold increased by only $1.2 million over the second quarter of 2001, representing an increase of 2.6% . Cost of products sold was $47.2 million for the second quarter of 2002 compared to $46.0 million in 2001. Cost reductions at the company's 100 Mile House and High Level OSB facilities have allowed for the significant improvement in cost of products sold on a per unit basis. EBITDA has declined by 15.7%, from $20.4 million (28.9%) during the second quarter of 2001 to $17.2 million (24.6%) in the second quarter of 2002. This decline can be attributed primarily to a 10.3% decline in OSB prices.

Specialty Overlaid Plywood. Cost of products sold for the second quarter of 2002 was $18.0 million compared to $16.4 million for the second quarter of 2001, representing an increase of $1.9 million or 12.1%. This increase was largely a result of increased production volumes. EBITDA declined by 42% as compared to 2001 largely as a result of the impact of the stronger Canadian dollar.

Lumber. Lumber cost of products sold for the first quarter of 2002 was $5.0 million compared to $4.4 million for the second quarter of 2001, representing an increase of $0.6 million or 13.6%. EBITDA has increased by 65.6% reflecting the impact of the reversal of the countervailing and anti-dumping duties and an increase in production over the corresponding period in the prior year.

Selling and Administration

Selling and administration expense for the second quarter of 2002 was $5.0 million compared to $6.2 million for the 2001 second quarter. This decrease can be attributed to the company's efforts to reduce its overall selling and administration expenditures.

Amortization of Capital Assets

Amortization of capital assets for the second quarter of 2002 was $8.1 million compared to $7.4 million for the three months ended June 30, 2001, representing an increase of $0.7 million or 9.5%. This increase was primarily due to increased production at the High Level OSB facility.

Finance Expense

During the second quarter of 2002 the company recognized a $21.7 million unrealized foreign exchange gain associated with its U.S. dollar denominated debt. This can be attributed to U.S. dollar/Canadian dollar exchange rate fluctuations which occurred during the quarter. As recommended by the Canadian Institute of Chartered Accountants and adopted by the company, fluctuations in unrealized foreign exchange are now reported in earnings when they occur, whereas in the past these losses were deferred and amortized over the term of the related debt.

The results for the second quarter of 2001 have been restated to reflect this change in policy. As a result of the substantial unrealized gain during the quarter, the company generated finance income of $6.9 million (net of $13.4 million of direct interest expense) compared to an expense of $2.3 million (including $12.8 million of direct interest expense) for the second quarter of 2001. The overall decrease represents the effect of foreign exchange fluctuations offset by an increase in direct interest as a result of the company's senior secured notes which were issued in December 2001.

Income Taxes

Income tax expense for the second quarter of 2002 was $3.0 million compared to $4.3 million for the second quarter of 2001. Despite the overall increase in net income, the decline in income tax expense reflects the treatment of the unrealized foreign exchange gain of $21.7 million as a capital item.

Results of Discontinued Operations

The gain from discontinued operations was nil for the second quarter of 2002 compared to a gain of $0.4 million for the same period in 2001. Following a decision made by the company in February 2002 to cease efforts to sell its Abbotsford facility, this operation is now included in continuing operations. The gain from discontinued operations for the second quarter of 2001 has been restated to exclude Abbotsford and therefore, reflects the results of the Clinton lumber operation only.

Liquidity and Capital Resources

Our operations provided $27.1 million of cash after changes in non-cash working capital in the second quarter of 2002. Non-cash working capital decreased by $22.5 million in this period due to the reduction of log inventories built-up during the first quarter of 2002. For the six months ended June 30, 2002 our operations provided $0.3 million of cash after changes in working capital. Non-cash working capital increased by $11.9 million largely as a result of increased shipment volumes and accounts receivable in the second quarter and a reduction in accounts payable. Capital expenditures in the second quarter of 2002 were $0.7 million compared to $9.3 million in the second quarter of 2001 when final construction costs were incurred at the High Level facility. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result our operations are funded solely by cash flow generated from operations and our available cash balance. At June 30, 2002 we had $86.8 million in cash available.

Outlook

We remain optimistic that historically low interest rates combined with favourable demographics should continue to attract considerable investment in homeownership and homebuilding. As a result, the North American housing market's continuing strength should enable average OSB prices in the second half of the year to remain above 2001 levels.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet
(In thousands of dollars)

	June 30 2002 Unaudited	December 31 2001 Audited (RESTATED - NOTE 4
ASSETS		
CURRENT ASSETS		
Cash	**$ 86,770**	$ 86,962
Accounts receivable	**30,210**	23,810
Inventories	**44,987**	45,466
Prepaid expenses	**2,279**	1,000
	164,246	157,238
CAPITAL ASSETS	**372,970**	388,686
OTHER ASSETS	**28,535**	32,042
	$ 565,751	$ 577,966
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	**14,741**	14,723
Accrued liabilities	**33,798**	36,811
Income taxes payable	**99**	2,253
Current portion of long term debt	**10**	58
	48,648	53,845
REFORESTATION OBLIGATION	**5,052**	4,851
LONG TERM DEBT	**422,565**	443,706
FUTURE INCOME TAXES	**10,712**	9,349
	486,977	511,751
SHAREHOLDERS' EQUITY		
Capital stock	**53,083**	53,083
Contributed Surplus (Note 2(b))	**480**	-
Retained earnings	**25,211**	13,132
	78,774	66,215
	$ 565,751	$ 577,966

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR **DIRECTOR**

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Income and Retained Earnings
(In thousands of dollars) Unaudited

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
		(RESTATED-NOTES 2 and 4)		(RESTATED-NOTES 2 and 4)
SALES	$ 96,740	$ 95,501	$ 185,681	$ 165,340
COSTS AND EXPENSES				
Costs of products sold	70,281	66,806	132,928	118,721
Selling and administration	4,955	6,185	10,369	11,101
	75,236	72,991	143,297	129,822
OPERATING EARNINGS BEFORE AMORTIZATION	21,504	22,510	42,384	35,518
AMORTIZATION OF CAPITAL ASSETS	8,133	7,406	16,430	14,319
OPERATING EARNINGS	13,371	15,104	25,954	21,199
FINANCE EXPENSE				
Interest charges	(13,447)	(12,770)	(28,057)	(25,430)
Amortization charges	(1,352)	(1,133)	(2,528)	(2,843)
Unrealized foreign exchange gain (loss); long term debt (Note 2(a))	21,729	11,619	21,335	(2,704)
	6,930	(2,284)	(9,250)	(30,977)
INTEREST AND OTHER INCOME (EXPENSE)	(2,859)	(280)	(1,848)	630
	4,071	(2,564)	(11,098)	(30,347)
INCOME (LOSS) BEFORE INCOME TAXES	17,442	12,540	14,856	(9,148)
INCOME AND LARGE CORPORATION TAX EXPENSE (RECOVERY)	2,978	4,267	2,431	(2,520)
INCOME (LOSS) FROM CONTINUING OPERATIONS	14,464	8,273	12,425	(6,628)
GAIN FROM DISCONTINUED OPERATIONS (Note 4)	-	358	-	2,255
NET INCOME (LOSS)	14,464	8,631	12,425	(4,373)
RETAINED EARNINGS, BEGINNING OF PERIOD	10,747	25,489	13,132	38,493
CHANGE IN ACCOUNTING POLICY (Note 2 (b))	-	-	(346)	-
RETAINED EARNINGS, END OF PERIOD	$ 25,211	$ 34,120	$ 25,211	$ 34,120
Income (Loss) per share (dollars)				
Income (Loss) from continuing operations	$ 0.99	$ 0.57	$ 0.85	$ (0.46)
Net Income (Loss)	$ 0.99	$ 0.59	$ 0.85	$ (0.30)

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
		(RESTATED-NOTES 2 and 4)		(RESTATED-NOTES 2 and 4)
OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ **14,464**	$ 8,273	$ 12,425	$ (6,628)
Amounts not requiring an outlay of cash				
Amortization of capital assets	**8,133**	7,406	16,430	14,319
Amortization of financing costs	**644**	340	1,262	671
Amortization of debt discount	**213**	180	422	354
Unrealized foreign exchange (gain) loss;				
long term debt	**(21,729)**	(11,619)	(21,335)	2,704
Amortization of consent and committment fees	**494**	614	845	1,818
Non-cash stock-based compensation	**67**	-	134	-
Gain on disposal of capital assets	**-**	(18)	-	(41)
Loss on Writedown of Machinery & Equipment	**432**	-	432	-
Change in non-current reforestation obligation	**(352)**	(196)	200	110
Future income taxes	**2,261**	5,237	1,364	(3,028)
Working capital provided by operations	**4,627**	10,217	12,179	10,279
Change in non-cash operating working capital	**22,460**	(6,841)	(11,864)	(43,630)
Cash provided by (used in) continuing operations	**27,087**	3,376	315	(33,351)
Cash provided by discontinued operations	**-**	3,272	-	4,179
	27,087	6,648	315	(29,172)
FINANCING ACTIVITIES				
Increase in long term debt	**-**	(15,808)	-	37,780
Increase in bank indebtedness	**-**	(12,248)	-	(8,244)
Consent and commitment fees	**-**	780	-	(10,149)
Decrease in capital lease obligations	**(12)**	(85)	(48)	(97)
	(12)	(27,361)	(48)	19,290
INVESTING ACTIVITIES				
Additions to capital assets	**(650)**	(9,330)	(1,642)	(20,148)
Decrease in other assets	**93**	380	1,173	1,178
Proceeds on disposal of capital assets	**10**	16	10	58
Discontinued operations, proceeds on disposal	**-**	29,647	-	28,794
	(547)	20,713	(459)	9,882
NET CASH INFLOW (OUTFLOW)	**26,528**	-	(192)	-
CASH, BEGINNING OF PERIOD	**60,242**	-	86,962	-
CASH, END OF PERIOD	$ **86,770**	$ -	$ 86,770	$ -

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.

Notes to the Interim Consolidated Financial Statements
Three month periods ended June 30, 2002
(Unaudited)

1. BASIS OF PRESENTATION

The Company's accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except where stated below. These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001. In management's opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Certain comparative figures have been reclassified to conform to the current period's presentation.

2. CHANGES IN ACCOUNTING POLICIES

a. Foreign Currency Translation

In December 2001, the Canadian Institute of Chartered Accountants ("CICA") approved amendment of CICA Handbook Section 1650, *Foreign Currency Translation,* and the Company elected to adopt, on a retroactive basis, recommendations concerning unrealized foreign exchange losses on foreign denominated debt. Whereas in the past these losses were deferred and amortized over the term of the related debt for Canadian GAAP purposes, fluctuations in unrealized exchange are now reported in earnings when they occur. The new policy is consistent with reporting provided in the past for U.S. GAAP purposes.

As a result of the change, the net income increased by $7,442,000 for the three months ended June 30, 2001 and the net loss increased by $1,050,000 for the six months ended June 30, 2001 relative to what would have occurred using the predecessor policy.

b. Stock-based Compensation

During 2001, CICA also approved introduction of CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments.* As a result, effective January 1, 2002, the Company reports compensatory portions of the Company's employee participation share plan, a variable stock compensation program.

The determination of compensatory adjustments measures the difference between market value of the Company's Common Shares at the reporting date compared to the market value as at the dates of issue of Class B shares and options on the Common Shares. To the extent that these differences are positive, notional compensatory amounts are measured and amortized over five years, the vesting period.

As a result of this change, opening retained earnings, as at January 1, 2002 have been reduced by $346,000 and net income decreased by $67,000 for the three months ended June 30, 2002 and $134,000 for the six months ended June 30, 2002. Both impacts have been offset by corresponding adjustments to contributed surplus, with no overall impact to shareholders' equity.

3. EXCHANGE OFFERING

In April 2002, the Company filed a registration statement with the Securities and Exchange Commission for the issuance of registered senior secured notes in exchange for unregistered senior secured notes that had been issued in December 2001. The exchange was successfully completed on May 15, 2002. All terms and conditions concerning the senior secured notes remained unchanged following the exchange.

4. DISCONTINUED OPERATIONS

On April 24, 2001 the Company completed the sale of its Clinton operations to West Fraser Mills Ltd.

The Company's Abbotsford operation was included in discontinued operations reflecting a decision made concurrent with the decision to sell the Clinton operations. Subsequent to December 31, 2001, the company ceased efforts to sell the Abbotsford operation. This decision reflected the company's improved financial position and changes in other circumstances. As a result of this decision, the Abbotsford portion of comparative discontinued operations amounts have been reclassified to continuing operations without effect on net earnings. Abbotsford net earnings were $586,818 for the three month period ended June 31, 2002 (2001 - $327,000) and $766,737 for the six month period ended June 30, 2002 (2001 - $375,000).

Results of discontinued operations, including an allocation of applicable indirect expenses, are as follows:

	Three Months Ended June 30 ($000's)		Six Months Ended June 30 ($000's)	
	2002	2001	**2002**	2001
		(RESTATED)		(RESTATED)
Sales	$ -	$ 3,363	$ -	$ 15,187
Operating expenses	-	2,590	-	12,674
Operating earnings	-	773	-	2,513
Administration expenses	-	34	-	98
Income tax expense	-	288	-	942
Net income	-	451	-	1,473
Gain (loss) on disposition (net of related income taxes)	-	(93)	-	782
Gain from discontinued operations	$ -	$ 358	$ -	$ 2,255

5. SOFTWOOD LUMBER DUTIES

On March 21, 2002 and further adjusted on April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from the effective date of a Final Order (May 22, 2002 as discussed below). The USDOC's final determination in the antidumping investigation resulted in company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including this Company.

5. SOFTWOOD LUMBER DUTIES (Continued)

On May 16, 2002, the U. S. International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, cash deposits are required for shipments at the rates determined by the USDOC effective from a Final Order date of May 22, 2002. All prior bonds or cash deposits posted prior to May 22, 2002 will be refunded.

The final amount and effective date of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. The company has accrued $192,932 for the period from May 22, 2002 to June 30, 2002 representing the combined final countervailing and anti-dumping duties of 27.22%.

The Company had accrued $658,080 for the period from August 17, 2001 to December 15, 2001 representing the final USDOC countervailing duty rate of 19.34%, and $372,515 for the period from November 6, 2001 to May 6, 2002, representing the final USDOC anti-dumping duty rate of 9.67%.

During the three months ended June 30, 2002, the Company reversed $1,030,595 representing the balance of the combined accrual. The reversal has been recorded as a credit to sales. Of the reversal in the second quarter, $708,650 related to fiscal 2001 sales and $321,945 to the first quarter ended March 31, 2002 sales. Any further adjustments resulting from a change in the countervailing and anti-dumping duty rates will be made prospectively.

The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and dumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this US trade dispute. Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, NAFTA panels and the WTO. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and anti-dumping duties will not be determined until each annual administrative review process is complete.

AINSWORTH LUMBER CO. LTD.
Other Information
(In thousands of dollars)

Selected Balance Sheet Items ($000's)	June 30, 2002	June 30, 2001
Cash	$ 86,770	$ -
Total assets	$ 565,751	$ 518,555
Total debt	$ 422,575	$ 316,085
Shareholders' equity	$ 78,774	$ 87,202

Reconciliation of Net Income (Loss) to EBITDA ($000's)	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 200
Net Income (Loss)	$ 14,464	$ 8,631	12,425	(4,37
Add: Depreciation and amortization	8,133	7,406	16,430	14,31
Finance (income) expense	(6,930)	2,284	9,250	30,97
Income and large corporation tax expense (recovery)	2,978	4,267	2,431	(2,52
Less: Gain from discontinued operations	-	358		2,25
EBITDA	$ 18,645	$ 22,230	$ 40,536	$ 36,14
Product Sales ($000's)				
OSB	69,808	70,851	136,669	119,43
Plywood	16,864	16,783	30,748	32,69
Veneer	3,571	2,180	7,603	3,94
Lumber	5,948	4,909	9,631	8,24
Chips	549	778	1,030	1,01
	96,740	95,501	185,681	165,34
Geographic Sales Distribution ($000's)				
Canada	16,597	12,314	30,730	23,55
USA	70,998	69,571	137,271	113,62
Europe	1,545	3,745	2,440	6,55
Japan	7,600	9,871	15,240	21,60
	96,740	95,501	185,681	165,34
Product Shipment Volumes				
OSB (msf-3/8")	336,082	305,860	661,026	556,36
Plywood (msf-3/8")	25,286	24,187	45,551	47,77
Veneer (msf-3/8")	16,296	11,534	35,500	20,04
Lumber (mfbm)	10,323	9,544	18,615	16,97
Chips (BDUs)	9,630	8,129	16,436	14,41
Production Volumes				
OSB (msf-3/8")	326,486	272,882	646,089	524,50
Plywood (msf-3/8")	26,604	26,368	47,650	46,21
Veneer (msf-3/8") {Note 1}	47,369	43,259	90,158	74,59
Lumber (mfbm)	11,158	9,520	18,615	16,97
Chips (BDUs)	9,630	8,129	16,436	14,41

Note 1: includes transfer volumes to Savona (for plywood production)

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for almost 50 years. The company's facilities have a total annual capacity of 1.5 billion square feet – 3/8" of oriented strand board (OSB), 155 million square feet – 3/8" of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company's operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company's operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and a finger-joined lumber plant at Abbotsford.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contact:

Jim Logan
Senior Vice President & CFO
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: jiml@ainsworth.ca

Common shares of Ainsworth Lumber Co. Ltd. are traded on the Toronto Stock Exchange under the symbol: ANS

Visit our web-site: www.ainsworth.ca

Document 3

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and six month periods ended June 30, 2002 and 2001
(Unaudited)

SEGMENTED INFORMATION

The terms of the 13.875% senior secured notes due July 15, 2007 require special disclosure, beginning in the three month period ending June 30, 2002, segmenting the company's interest in the High Level project, the non-OSB assets, and the remainder of the operations of the company.

Non-OSB assets, by definition, include the company's veneer and plywood operations.

The remainder of the operations includes the 100 Mile House and Grande Prairie OSB facilities and the Abbotsford finger-joined lumber facility, and are described below as "Other".

Finance expense and income taxes are not segmented as these corporate activities reflect the overall activity of the company, not those of individual segments.

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

Despite the fact that OSB prices declined 10.3% compared to the second quarter of 2001, the company experienced an increase in net sales this quarter. Net sales in the second quarter were $96.7 million compared to $95.5 million during the second quarter of 2001, representing an increase of 1.3% due to higher production levels at the High Level OSB facility and increased production of plywood, veneer, and lumber.

The company generated net income of $14.5 million during the quarter, compared to $8.6 million for the corresponding period in 2001. A significant factor contributing to the improvement in the company's net income was the substantial unrealized foreign exchange gain recognized during the quarter. A reduction in the company's finance expense was experienced in the second quarter of 2002 as a result of the recognition of a $21.7 million ($17.8 million net of tax) unrealized foreign exchange gain associated with the company's U.S. dollar denominated debt. Net income for the six months ended June 30, 2002 was $12.4 million compared to a net loss of $4.4 million for the six months ended June 30, 2001. The increase in net income largely related to the substantial decrease in finance expense from $31.0 million to $9.3 million as a result of the unrealized foreign exchange gain which impacted net income by $21.3 million ($17.5 million net of tax).

Operating earnings before amortization, plus interest and other income (EBITDA) was $18.6 million for the second quarter of 2002 compared to $22.2 million in the second quarter of 2001, representing a decrease of $3.6 million or 16.2%. EBITDA for the six months ended June 30, 2002 was $40.5 million compared to $36.1 million for the six months ended June 30, 2001 despite a 3.7% decrease in OSB prices. The increase in EBITDA year over year is explained by a 9.8% reduction in production costs at the company's OSB facilities and the additional production volume from the High Level OSB operation which was not included in the first quarter of 2001.

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and six month periods ended June 30, 2002 and 2001
(Unaudited)

Results of Operations

Sales

High Level OSB – During the quarter, sales from the High Level operation increased substantially, to $14.6 million compared to $9.2 million for the second quarter of 2001. This increase can be attributed to an increase in shipment volume. The increase in shipment volume was offset by a 12.8% decline in prices over the corresponding period in 2001. Sales volume increased by 71.9% over the second quarter of 2001. These increases reflect the continued ramp-up of the operation following completion of construction in the fourth quarter of 2000.

Non-OSB - Sales of plywood and veneer during the second quarter of 2002 were $20.5 million compared to $19.0 million during the second quarter of 2001, representing an increase of $1.5 million or 7.9%. The majority of the increase related to the sale of veneer to third parties. Improvements in market conditions allowed for increased shipment volumes and prices for veneer. Plywood revenue is generally consistent with the second quarter of 2001. While average prices declined due to increased commodity sheathing production this was offset by an increase in overall sales volume.

Other – Other sales have declined from $66.6 million in the second quarter of 2001 to $61.2 million in the second quarter of 2002, representing a 5.4% decrease. The majority of this decline related to the Grande Prairie and 100 Mile House OSB facilities. Sales of OSB from the company's Grande Prairie and 100 Mile House operations declined during the quarter compared to the second quarter of 2001. Overall, these two operations experienced a 10.4% decline in revenue, from $61.6 million to $55.2 million. This decline can be attributed to a 10.5% decline in prices while shipment volume remained consistent with 2001 levels. Sales of lumber during the second quarter increased 20% compared to the second quarter of 2001. Sales of $6.0 million were generated compared to $5.0 million in 2001. This increase can be attributed to several factors. The company experienced an 8.2% increase in sales volume over the corresponding period in the prior year. Offsetting the increase in sales volume was a 6.8% decline in prices. In addition, the company reversed approximately $1.0 million ($0.7 million net of tax) in accrued countervailing and anti-dumping duties during the quarter.

On May 22, 2002 the U.S. Department of Commerce issued its final determination in the countervailing and antidumping investigations. The duties accrued to May 22, 2002 were reversed during the quarter as the decision was not retroactive. Effective May 23, 2002, the company began paying duties totaling 27.22% on all lumber shipments to the United States. While these duties will have a negative impact on our lumber business into the United States, they affect only approximately 5% of our business.

Cost of Products Sold

Cost of products sold for the second quarter of 2002 was $70.3 million compared to $66.8 million for the second quarter of 2001, representing an increase of $3.5 million or 5.2%. This reflects the additional production volume at all of the company's OSB facilities, including the substantial increase in production at the High Level facility, and increases in production of veneer and lumber. The overall increase in cost of products sold as a result of increased sales volumes has been offset by significant per unit cost reductions at the company's OSB facilities.

High Level OSB - OSB cost of products sold for the company's High Level facility were $11.5 million compared to $6.6 million during the second quarter of 2002, representing an increase of 74.4%. This substantial increase reflects the increase in production over the second quarter of 2001. EBITDA increased from $2.5 million in the second quarter of 2001 to $2.6 million in 2002. Despite the increase in shipment volume, the positive impact was offset by a decline in OSB prices.

Non-OSB - Cost of products sold for the second quarter of 2002 was $18.0 million compared to $16.4 million for the second quarter of 2001, representing an increase of $1.9 million or 12.1%. This increase was largely a result of increased production volumes. EBITDA declined by 42% as compared to 2001 largely as a result of the impact of the stronger Canadian dollar.

Other – Cost of products sold for the company's Grande Prairie and 100 Mile House mills declined by 9.4% during the second quarter of 2002 compared to the second quarter of 2001. Cost of products sold was $35.8 million for the second quarter of 2002 compared to $39.5 million in 2001. Despite a 2.2% increase in production volume, the company experienced a reduction in production costs at these facilities. Lumber cost of products sold for the first quarter of 2002 was $5.0 million compared to $4.4 million for the second quarter of 2001, representing an increase of $0.6 million or 13.6%. EBITDA was $15.3 million during the second quarter of 2002 compared to $18.4 million in the second quarter of 2001. The decline in EBITDA is explained by the decline in OSB prices in the second quarter of 2002 compared to 2001.

Selling and Administration

Selling and administration expense for the second quarter of 2002 was $5.0 million compared to $6.2 million for the 2001 second quarter. This decrease can be attributed to the company's efforts to reduce its overall selling and administration expenditures.

Amortization of Capital Assets

Amortization of capital assets for the second quarter of 2002 was $8.1 million compared to $7.4 million for the three months ended June 30, 2001, representing an increase of $0.7 million or 9.5%. This increase was primarily due to increased production at the High Level OSB facility.

Finance Expense

During the second quarter of 2002 the company recognized a $21.7 million unrealized foreign exchange gain associated with its U.S. dollar denominated debt. This can be attributed to U.S. dollar/Canadian dollar exchange rate fluctuations which occurred during the quarter. As recommended by the Canadian Institute of Chartered Accountants and adopted by the company, fluctuations in unrealized foreign exchange are now reported in earnings when they occur, whereas in the past these losses were deferred and amortized over the term of the related debt. The results for the second quarter of 2001 have been restated to reflect this change in policy. As a result of the substantial unrealized gain during the quarter, the company generated finance income of $6.9 million (net of $13.4 million of direct interest expense) compared to an expense of $2.3 million (including $12.8 million of direct interest expense) for the second quarter of 2001. The overall decrease represents the effect of foreign exchange fluctuations offset by an increase in direct interest expense as a result of the company's senior secured notes which were issued in December 2001.

Income Taxes

Income tax expense for the second quarter of 2002 was $3.0 million compared to $4.3 million for the second quarter of 2001. Despite the overall increase in net income, the decline in income tax expense reflects the treatment of the Unrealized foreign exchange gain of $21.7 million as a capital item.

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and six month periods ended June 30, 2002 and 2001
(Unaudited)

Results of Discontinued Operations

The gain from discontinued operations was nil for the second quarter of 2002 compared to a gain of $0.4 million for the same period in 2001. Following a decision made by the company in February 2002 to cease efforts to sell its Abbotsford facility, this operation is now included in continuing operations. The gain from discontinued operations for the second quarter of 2001 has been restated to exclude Abbotsford and therefore, reflects the results of the Clinton lumber operation only.

Liquidity and Capital Resources

Our operations provided $27.1 million of cash after changes in non-cash working capital in the second quarter of 2002. Non-cash working capital decreased by $22.5 million in this period due to the reduction of log inventories built-up during the first quarter of 2002. For the six months ended June 30, 2002 our operations provided $0.3 million of cash after changes in working capital. Non-cash working capital increased by $11.9 million largely as a result of increased shipment volumes and accounts receivable in the second quarter and a reduction in accounts payable. Capital expenditures in the second quarter of 2002 were $0.7 million compared to $9.3 million in the second quarter of 2001 when final construction costs were incurred at the High Level facility. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result our operations are funded solely by cash flow generated from operations and our available cash balance. At June 30, 2002 we had $86.8 million in cash available.

Outlook

We remain optimistic that historically low interest rates combined with favourable demographics should continue to attract considerable investment in homeownership and homebuilding. As a result, the North American housing market's continuing strength should enable average OSB prices in the second half of the year to remain above 2001 levels.

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and six month periods ended June 30, 2002 and 2001
(Unaudited)

	Three months ended June 30, 2002 ($000's)			
	High Level	Non-OSB	Other	Total
Sales	$ 14,566	$ 20,929	$ 61,245	$ 96,740
Amortization	1,408	855	5,870	8,133
Operating earnings	1,586	571	11,214	13,371
Operating earnings before amortization plus interest and other income	2,564	806	15,275	18,645
Assets	153,819	48,311	363,621	565,751
Capital expenditures	-	233	417	650

	Three months ended June 30, 2001 ($000's)			
	High Level	Non-OSB	Other	Total
Sales	$ 9,223	$ 19,693	$ 66,585	$ 95,501
Amortization	1,006	999	5,401	7,406
Operating earnings	1,497	448	13,159	15,104
Operating earnings before amortization plus interest and other income	2,475	1,389	18,366	22,230
Assets	156,960	55,226	306,369	518,555
Capital expenditures	8,589	121	620	9,330

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and six month periods ended June 30, 2002 and 2001
(Unaudited)

	Six months ended June 30, 2002 ($000's)			
	High Level	Non-OSB	Other	Total
Sales	$ 25,899	$ 39,279	$ 120,503	$ 185,681
Amortization	2,678	1,937	11,815	16,430
Operating earnings	1,661	933	23,360	25,954
Operating earnings before amortization plus interest and and other income	4,038	2,460	34,038	40,536
Assets	153,819	48,311	363,621	565,751
Capital expenditures	673	304	665	1,642

	Six months ended June 30, 2001 ($000's)			
	High Level	Non-OSB	Other	Total
Sales	$ 9,223	$ 37,659	$ 118,458	$ 165,340
Amortization	1,006	1,947	11,366	14,319
Operating earnings	1,374	1,524	18,301	21,199
Operating earnings before amortization plus interest and other income	2,475	3,647	30,026	36,148
Assets	156,960	55,226	306,369	518,555
Capital expenditures	18,834	198	1,116	20,148

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2002

AINSWORTH LUMBER CO. LTD.

By: /s/ James Logan
James Logan
Senior Vice President
Chief Financial Officer